UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of February 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No ☒

Lisbon, February 24th 2005

Reuters:       EDPP.IN / EDP.N

Bloomberg:  EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone +351 210012834

Fax:    +351 210012899

Email:   ir@edp.pt

EDP FILES APPEAL AGAINST THE DECISION BY THE EUROPEAN

COMMISSION BLOCKING THE ACQUISITION OF JOINT

CONTROL OF GDP

As disclosed on December 14th 2004, EDP – ENERGIAS DE PORTUGAL, S.A. (“EDP”) received notice of the European Commission’s decision on the concentration by which EDP and ENI S.p.A. would acquire joint control over GDP – Gás de Portugal, SGPS, S.A. (“Decision”). In this Decision the Commission considered that such acquisition is incompatible with the common market, in accordance with Article 8(3) of Council Regulation no. 4064/89, of 21 December, on the control of concentrations between undertakings (“Merger Regulation”) and, as a consequence, not permitted.

Given its opposition to the Decision, and following a detailed analysis made by entities not involved in the initial notification, EDP has filed today, within the legally defined period, a judicial appeal with the Court of First Instance of the European Communities (“CFI”), pursuant to Art. 230 (4) of the EC Treaty, requesting the annulment of such Decision.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated February 25, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone

Name:	João Ramalho Talone
Title:	Chief Executive Officer